08027952

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-65876

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Capital Markets, LLC

Official Use Only

FIRM ID. NO.

Mail Processing Section
FEB 29 2008
Washington, DC
101

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

301 South College Street, 8th Floor
(No. and Street)

Charlotte (City) NC (State) 28288-0602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan L. Maxwell (704) 715-5320
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

2300 Three Wachovia Center Charlotte NC 28202
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Alan L. Maxwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Capital Markets, LLC as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Alan L. Maxwell
Title: Chief Financial Officer

Notary Public

LORI ROE
NOTARY PUBLIC
MECKLENBURG COUNTY
NORTH CAROLINA
My Commission Expires January 22, 2009

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wachovia Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Wachovia Capital Markets, LLC (the Company), a subsidiary of Wachovia Corporation, as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Capital Markets, LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2008

WACHOVIA CAPITAL MARKETS, LLC
(A Subsidiary of Wachovia Corporation)

Statement of Financial Condition

December 31, 2007

(In thousands)

Assets		
Cash	$	10,525
Securities owned, at market value ($11,000,065 pledged as collateral)		12,670,485
Securities purchased under agreements to resell		4,607,831
Receivable from broker-dealers and clearing organizations		3,712,403
Accrued interest receivable		102,706
Receivable from customers		11,652
Property, equipment, and leasehold improvements, net		10,230
Other assets		534,985
Total assets	$	21,660,817
Liabilities and Member's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	11,870,678
Securities sold, not yet purchased, at market value		3,605,979
Payable to broker-dealers and clearing organizations		882,136
Accrued interest payable		92,477
Payable to customers		19,034
Other liabilities		836,978
Total liabilities		17,307,282
Subordinated borrowings		1,333,500
Member's equity:		
Member's contributions		2,295,102
Accumulated earnings		724,933
Total member's equity		3,020,035
Total liabilities and member's equity	$	21,660,817

See accompanying notes to statement of financial condition.

WACHOVIA CAPITAL MARKETS, LLC
(A Subsidiary of Wachovia Corporation)

Notes to Statement of Financial Condition

December 31, 2007

(1) Summary of Significant Accounting Policies

(a) Organization

Wachovia Capital Markets, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly owned subsidiary of Everen Capital Corporation (Everen). Everen is a wholly owned subsidiary of Wachovia Corporation (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member organization of the Financial Industry Regulatory Authority (FINRA), which was formed by the consolidation of the National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration operations of the New York Stock Exchange on July 30, 2007. The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears some of its customers' transactions through First Clearing, LLC (FCLLC) on a fully disclosed basis. FCLLC is a part of a joint venture owned by Prudential Financial Inc. and the Holding Company.

The Company self clears the remainder of its institutional and proprietary transactions except options and futures, which are carried and cleared by unaffiliated broker-dealers.

(b) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of repurchase and reverse repurchase agreements approximates their fair value. These transactions are primarily repurchase agreements of United States Government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(c) Securities Transactions

Customers' securities transactions are recorded on a settlement date basis.

Securities owned and securities sold, not yet purchased are carried at market value on a trade date basis.

(d) *Securities Lending Activity*

Securities borrowed and securities loaned are generally reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(e) *Futures, Forwards, Option Contracts, and Other Financial Instruments*

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses.

(f) *Benefit Plans*

The Company accounts for post-employment benefits in accordance with SFAS No. 112, *Employers' Accounting for Post-employment Benefits*, which requires the accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matched savings plan of the Holding Company. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents. The Holding Company allocates expense to the Company for the defined benefit pension plan, matching savings plan, and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in the Holding Company's retirement and postretirement plan calculations and is therefore not available.

The Holding Company has amended its pension plan to convert to a cash balance plan effective January 1, 2008. Benefits continued to be earned and paid in accordance with provisions of the current pension. The Holding Company also amended provisions for other postretirement benefits, principally healthcare, effective January 1, 2008.

(g) Income Taxes

The Company is a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company's taxable loss is primarily reported in the tax return of its member, Everen. Certain state jurisdictions, however, will subject the Company to entity-level taxation as a SMLLC; therefore, state tax benefit may be incurred on a small portion of the company's taxable loss.

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertain income tax positions by providing guidance on recognition, derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on January 1, 2007. In connection with the adoption of FIN 48, the Company identified no material uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns. As such, there was no impact to member's equity.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2007, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in various states and local jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2003.

(h) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization.

(i) Other

The Company's financial instruments are either carried at fair value or are considered to be stated at fair value due to their short-term nature.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(2) Cash and Securities Segregated Pursuant to Federal Regulations

Under the provisions of Rule 15c3-3 of the Securities Exchange Commission (SEC), a qualifying security with a market value of $74,531,000 has been segregated for the exclusive benefit of clients at December 31, 2007. These securities are included in securities owned at market value in the accompanying statement of financial condition.

(3) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash securities transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying financial statements. At December 31, 2007, $122,000 of customer receivables was unsecured.

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2007 (in thousands):

Receivable from broker-dealers and clearing organizations:		
Deposits paid for securities borrowed	$	3,329,430
Unsettled regular way transactions, net		163,237
Syndicate receivable		81,010
Securities failed to deliver		63,389
Clearing fund deposits		42,418
Margin deposits – derivative contracts		31,151
Other		1,768
	$	3,712,403

Payable to broker-dealers and clearing organizations:		
Deposits received for securities loaned	$	717,622
Securities failed to receive		106,172
Syndicate payable		49,977
Payable for clearing, broker related to open transactions		8,365
	$	882,136

(5) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned and securities sold, not yet purchased consist of trading securities at market value, as follows (in thousands):

		Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$	460,715	—
U.S. government and agency obligations		559,720	1,033,261
State and municipal government obligations		228,820	—
Corporate obligations		2,864,701	1,603,135
Collateralized mortgage obligations and asset-backed securities		7,360,852	129,674
Equity securities		842,516	786,049
Other		353,161	53,860
Total	$	12,670,485	3,605,979

U.S. government and agency obligations with a market value of $1,990,000 at December 31, 2007, have been pledged to secure margin requirements with respect to futures and options transactions, and $84,795,000 have been pledged to clearing corporations. Securities owned at December 31, 2007, included debt securities issued by the Holding Company with a market value of $532,673,000.

(6) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased with agreements to resell transactions. At December 31, 2007, the fair value of this collateral was $7,873,070,000, all of which had been repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements for securities sold with agreements to repurchase transactions and settlements related to securities sold short, not yet purchased.

(7) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2007 (in thousands):

Furniture and equipment	$	2,544
Communications and computer equipment		15,734
Property and leasehold improvements		7,159
		25,437
Less accumulated depreciation and amortization		15,207
Total	$	10,230

(8) Payable to Banks

In the normal course of business, the Company borrows funds to finance securities owned and securities not yet delivered. At December 31, 2007, the Company had available $575,000,000 in secured and unsecured lines of credit with various unaffiliated banks and $250,000,000 with an affiliated bank. All of these lines of credit are uncommitted. Of these amounts, none was outstanding at December 31, 2007.

(9) Subordinated Borrowings

At December 31, 2007, the Company was indebted to the following (in thousands):

Holding Company:		
Subordinated note due January 31, 2008; variable rate of 5.19563% at December 31, 2007	$	100,000
Subordinated note due January 31, 2008; variable rate of 5.19563% at December 31, 2007		97,500
Subordinated note due March 31, 2011; variable rate of 6.03% at December 31, 2007		86,000
Revolving subordinated note facility of $200,000 due February 18, 2008; variable rate of 5.19563% at December 31, 2007		200,000
Revolving subordinated note facility of $300,000 due September 15, 2013; variable rate of 5.19563% at December 31, 2007		300,000
Revolving subordinated note facility of $350,000 due July 9, 2014; variable variable rate of 5.19563% at December 31, 2007		350,000
Revolving subordinated note facility of $500,000 due February 15, 2015; variable rate of 5.19563% at December 31, 2007		200,000
Total	$	1,333,500

All subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has entered into new agreements with the Holding Company to consolidate the above debts into one equity subordinated loan and one revolving subordinated loan facility. Refer to note 13 for details.

Management believes that the fair value of the subordinated notes at December 31, 2007, approximate their carrying value.

(10) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties. These transactions are executed under terms which management believes approximates the fair value of such transactions and services.

(a) ***Securities Purchased Under Agreements to Resell and Securities Borrowed***

The Company enters into securities purchased under agreements to resell transactions with affiliates of which $1,394,743,000 is outstanding at December 31, 2007. The agreements are generally overnight transactions. Included in accrued interest receivable at December 31, 2007, is $4,726,000 due from affiliates. The Company also enters into securities borrowed transactions with affiliates of which $453,029,200 were outstanding at December 31, 2007. Deposits paid for these transactions are included in receivables from broker-dealers and clearing organizations in the statement of financial condition.

(b) ***Securities Sold Under Agreements to Repurchase***

The Company enters into securities sold under agreements to repurchase transactions with affiliates of which $1,103,341,000 is outstanding at December 31, 2007. The agreements are generally overnight transactions. Included in accrued interest payable at December 31, 2007, is $2,748,000 due to affiliates. The Company also enters into securities loaned transactions with affiliates of which $21,271,000 were outstanding at December 31, 2007.

(c) ***Services Provided by the Company to Affiliates***

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $23,221,000 of receivables in other assets at December 31, 2007, is primarily related to expense reimbursements due from affiliates.

(d) ***Swap Transactions***

The Company has entered into interest rate and credit default swap transactions with Wachovia Bank, N.A. (WBNA), a subsidiary of the Holding Company, to hedge securities owned. At December 31, 2007, the notional value of interest rate swaps are a net sale of payments of fixed rates of $28,006,000 and credit default swaps are a net purchase of protection of $2,700,400,000. The estimated fair values of the swaps at December 31, 2007, are $29,207,000 and $94,831,000 respectively, which are included net in other assets in the accompanying statement of financial condition. A margin deposit of $31,151,000 related to these transactions is included in receivables from broker-dealers and clearing organizations.

(e) ***Clearing Services***

The company has entered into a fully disclosed clearing agreement with FCLLC to clear some of its customers' securities transactions. The agreement provides for the Company to pay FCLLC on a cost plus reimbursement arrangement. The charges incurred by the Company for the year were insignificant. At December 31, 2007, receivables from broker-dealers and clearing organizations include $322,000 due from FCLLC in connection with the fully disclosed clearing arrangement. The company clears its proprietary options and futures business through two other unaffiliated broker-dealers.

(Continued)

(f) ***Fails to Deliver and Fails to Receive***

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2007, fails to deliver of $4,000 and fails to receive of $75,030,000 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(g) ***Deferred Compensation and Stock Plans***

The Company participates in the Holding Company's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. This plan permits the participant to defer a minimum of 10% of salary or incentive awards and a maximum of 75% of salary and 90% of incentive awards. At December 31, 2007, the Company's liability to the Holding Company associated with this plan was $222,815,000 and is included in other liabilities in the statement of financial condition. The fair value of prepaid forward contracts purchased from WBNA to economically hedge the Company's exposure to these plan liabilities amounts to $223,084,000 at December 31, 2007 and is included in other assets in the statement of financial condition.

(11) Derivatives, Guarantees, Commitments, and Contingent Liabilities

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2007.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or changes in interest rates. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in other assets or other liabilities in the statement of financial condition or, in the case of listed options, in securities owned or securities sold, not yet purchased. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance

with the limits. As of December 31, 2007, derivative financial instruments and their related fair values are as follows (in thousands):

		Estimated net fair value asset (liability)	Net contract or notional amount
Forward and futures contracts	$	(15)	(155,000)
Interest rate swaps		(29,207)	(28,006)
Credit default swaps		94,831	(2,700,400)
Purchased options		146,900	1,039,310
Written options		(54,034)	(779,970)

Forward and futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2007, and were subsequently settled had no material impact on the Company's financial condition or results of operations.

During the year ended December 31, 2007, the Company transferred approximately $3,061,457,000 and $384,424,000 of debt securities in securitizations structured as sales and financing transactions, respectively. The Company did not retain any interests in these securitizations, and has no continuing involvement with these securitized assets.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2007, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

The Company leases office space related to its branch offices under operating leases expiring at various dates through 2011. Minimum future rental payments required under such leases, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2007 are as follows (in thousands):

		Operating leases
Years ending December 31:		
2008	$	9,063
2009		9,134
2010		8,857
2011		4,981

Minimum future rental commitments do not include operating leases entered into by the Holding Company for which the Company shares office space. The Holding Company allocates rent expense to the Company for its share of rent expense incurred under these operating leases.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2007, related to these indemnifications.

(12) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. At December 31, 2007, the Company had net capital of $1,555,781,000, which was 6,412.43% of aggregate debit balances and $1,554,781,000 in excess of required net capital.

(13) Subsequent Events

On January 31, 2008, the Company repaid outstanding subordinated loans totaling $283,500,000 and simultaneously entered into a new $300,000,000 subordinated loan agreement with the Holding Company due January 31, 2018.

On February 15, 2008, the Company amended and restated the $500,000,000 revolving subordinated loan facility with the Holding Company due February 15, 2015. The new facility is for a total of $2,000,000,000 and the maturity date has been extended to February 15, 2018. The outstanding revolving loans totaling $1,050,000,000 were repaid and $1,033,500,000 was drawn down on the new facility.

All repayments and new loan agreements have been approved by FINRA and other regulators.

As of February 15, 2008, the outstanding balance of subordinated loans with the Holding Company was $1,333,500,000. The current interest rate for these loans is 3.26938%.

The unprecedented market volatility and continued market disruption seen in the second half of 2007 has continued into 2008. Reflecting these conditions, management estimates the Company has incurred substantial trading losses primarily related to asset-backed and commercial mortgage-backed securities. Late in February 2008, economic hedges of these positions previously entered into by affiliates have been transferred to the Company. Even after consideration of these net losses in 2008, regulatory excess net capital is estimated to exceed $1 billion.

END